Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 37,133	$ 88,593	$ 100,501
Equity income/loss and dividends from investees	(8,832)	5,967	22,962
Income taxes	10,513	22,573	30,158
Earnings from continuing operations before income taxes	$ 38,814	$ 117,133	$ 153,621
Fixed charges:			
Interest, long-term debt	$ 14,747	$ 38,340	$ 48,410
Interest, other (including interest on short-term debt)	5,299	9,876	8,633
Amortization of debt expense, premium, net	573	1,668	2,166
Portion of rentals representative of an interest factor	130	375	502
Total fixed charges	$ 20,749	$ 50,259	$ 59,711
Earnings from continuing operations before income taxes	$ 38,814	$ 117,133	$ 153,621
Plus: total fixed charges from above	20,749	50,259	59,711
Plus: amortization of capitalized interest	102	305	407
Earnings from continuing operations before income taxes and fixed charges	$ 59,665	$ 167,697	$ 213,739
Ratio of earnings to fixed charges	2.88 ×	3.34 ×	3.58 ×
Total fixed charges from above	20,749	50,259	59,711
Preferred stock dividends	15	44	60
Total fixed charges and preferred stock dividends	20,764	50,303	59,771
Ratio of earnings to combined fixed charges and preferred stock dividends	2.87 ×	3.33 ×	3.58 ×